UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-4881

____________

Avon Personal Savings Account Plan
1345 Avenue of the Americas, New York, N.Y. 10105-0196

(Full title and address of the plan)

AVON PRODUCTS, INC.
1345 AVENUE OF THE AMERICAS, NEW YORK, N.Y. 10105-0196

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

REQUIRED INFORMATION

(a)    Financial Statements and Schedule

In accordance with the instructions to this Form 11-K, the financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA) are filed herewith in lieu of the requirements of Items 1 to 3. Certain schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting Disclosures under ERISA have been omitted because they are not applicable.

(b)    Exhibits

23    Consent of J.H. Cohn LLP, Independent Registered Public Accounting Firm

Avon Personal Savings Account Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Avon Personal Savings Account Plan
Index
December 31, 2011 and 2010

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-14

Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	15

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Board of Avon Products, Inc.
Fiduciary of the Avon Personal Savings Account Plan and
Plan Participants of the Avon Personal Savings Account Plan

We have audited the accompanying statements of net assets available for benefits of Avon Personal Savings Account Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the 2011 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2011 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2011 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP

Roseland, New Jersey
June 28, 2012

Avon Personal Savings Account Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

(in thousands of dollars)	2011	2010

Assets
Investments (Notes 3 and 4):
Avon Common Stock	$84,374	$148,327
Money Market Fund	223	760
Northern Trust S&P 500 Index (common/collective trust)	44,792	47,310
JP Morgan Fleming Stable Value Fund (common/collective trust)	105,426	101,323
Mutual funds	228,798	240,508
Total investments at fair value	463,613	538,228

Notes receivable from participants	7,528	8,427
Net assets available for benefits at fair value	471,141	546,655

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	26	2,562

Net assets available for benefits	$471,167	$549,217

The accompanying notes are an integral part of these financial statements.

Avon Personal Savings Account Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

(in thousands of dollars)

Investment loss:
Net depreciation in fair value of investments (Note 4)	$(68,672)
Dividends	13,219
Interest	1,772
Other income	247
Total investment loss	(53,434)

Interest income from notes receivable from participants	381

Contributions:
Participant	25,568
Rollovers	1,417
Employer	12,867
Total contributions	39,852
Total	(13,201)

Benefits paid to participants	64,204
Administrative expenses	645
Total	64,849
Net decrease in net assets available for benefits	(78,050)
Net assets available for benefits
Beginning of year	549,217

End of year	$471,167

The accompanying notes are an integral part of these financial statements.

Avon Personal Savings Account Plan
Notes to Financial Statements
Year Ended December 31, 2011

1.	Summary of Plan
The following description of Avon Personal Savings Account Plan (the “Plan”) provides only general information. Participants in the Plan should refer to the Plan document for more complete information. Avon Products, Inc. (“Avon” or the “Company”) is the administrator of the Plan (the “Plan Administrator”).
General
The Plan is a defined contribution plan covering all full-time employees of the Company from their date of hire and all part-time employees once they have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended and restated on December 17, 2009, effective as of January 1, 2010: (1) to modify the Plan's governance and administration structure; (2) to clarify that Avon as Plan sponsor requires that one of the investment funds be the Avon Common Stock Fund; and (3) to clarify that participants have full investment discretion to diversify their matching contribution accounts after the initial contribution is made in the form of Avon common stock.

The Plan was amended by the First Amendment on December 13, 2010: (1) to comply, at the appropriate effective dates, with: (a) the Heroes Earnings Assistance and Relief Tax Act; (b) the Worker, Retiree, and Employer Recovery Act; and (c) the Pension Protection Act; (2) as required by the purchase agreement between Silpada Designs, Inc. and Avon, to include Silpada Designs LLC (the successor entity to Silpada Designs, Inc.) as a “Plan Sponsor” as of July 29, 2010, and to allow employees of such company who were former participants in the Silpada Designs 401K Profit Sharing Plan (sic) to rollover their existing loan balances to the Plan; (3) to clarify that gainsharing contributions are included in the definition of annual compensation as a form of variable pay sales incentive bonuses; (4) to include short term disability pay in the definition of annual compensation, effective January 1, 2011 and (5) to include required minimum distribution language regarding the 2009 suspension of minimum distributions.

The Plan was amended by the Second Amendment on May 9, 2011: (1) to clarify that “sick pay” is not disability pay (of any type) and to clarify that sick pay is included in the definition of deferrable compensation under the Plan; and (2) to modify the allocation rules so that Avon matching contributions are not automatically first invested in the Avon Stock Fund but instead are first invested in the same manner as participants direct the investment of all other contributions, effective July 1, 2011.

The Plan was amended by the Third Amendment on December 16, 2011: (1) to clarify that effective January 1, 2010, a participant will be treated as having terminated employment after being on a leave of absence as a result of a disability after 29 months; and (2) to clarify provisions of the Second Amendment.

The Plan was amended on March 28, 2012, by the Fourth Amendment, effective retroactive to January 1, 2008, unless otherwise indicated, as required by the Internal Revenue Service ("IRS") pursuant to its favorable determination letter dated March 12, 2012: (1) to clarify that Employee Stock Ownership Plan ("ESOP") diversification is in accordance with Section 401(a)(28) of the Internal Revenue Code of 1986, as amended (the “Code”), effective January 1, 2008, as modified by the Second Amendment, effective July 1, 2011: (2) to clarify plan entry dates under the Plan for full-time regular employees, reserve employees and part-time employees; (3) to clarify that only one method of releasing stock from a pledge under an Acquisition Loan will be utilized; (4) to bring the Plan into compliance with Treasury Regulation Section 54.4975-7(b)(5); (5) to bring the Plan into compliance with Code Section 409(h)(5); (6) to bring the Plan into compliance with the Employee Plans Compliance Resolution System; (7) to bring the Plan into compliance with the Economic Growth and Tax Relief Reconciliation Act Section

416(g)(3), as amended by the Job Creation and Worker Assistance Act, and to bring the Plan into compliance with Defined Contribution Listing of Required Modification 61(v); (8) to bring the Plan into compliance with Code Sections 401(k) and (m) of Treasury Regulation Section 1.401(k)-2(a)(6)(iv); and (9) to address an error contained in IRS Notice 2002-29.

Contributions
Participants may contribute into the Plan from one percent to 25 percent of qualified compensation as defined by the Plan. A participant can contribute on a before-tax basis, an after-tax basis, or a combination thereof. Participants who will be age 50 during the plan year may contribute from one percent to 50 percent of qualified compensation as defined by the Plan.
Avon currently makes contributions at a rate of $1.00 for every $1.00 of participant contributions up to the first three percent of eligible compensation, and $.50 for each $1.00 contributed from four percent to six percent of eligible compensation. During 2010 and through June 30, 2011, these matching contributions were initially invested in the Avon Common Stock Fund. Effective July 1, 2011, these contributions were and will thereafter be invested in the same manner as the participant's elections for pre-tax and after-tax contributions.
In accordance with the provisions of Section 415 of the Code, the annual additions (generally employer and participant contributions) to a participant's account may not exceed the lesser of: (a) $49,000 in both 2011 and in 2010, or (b) 100 percent of a participant's compensation. In addition, the amount a participant can contribute on a before-tax basis was limited to $16,500 in both 2011 and 2010.
Eligible participants age 50 or over are allowed to make additional catch-up contributions, so long as they have met the annual contribution limit. In both 2011 and 2010, an additional $5,500 could be contributed on a before-tax basis once the annual limit was reached for a total before-tax contribution of $22,000.
Rollover contributions are assets transferred to the Plan by participants who receive distributions from other qualified plans (i.e., tax-qualified rollovers, pension, profit-sharing or savings plans). These contributions are accepted subject to the consent of the Plan Administrator. Any such rollovers will become part of the participant's account but will not be entitled to any employer matching contribution.
Participant Accounts
Each participant's account is credited with the participant's contribution and receives an allocation of: (a) the Company's contribution; (b) Plan earnings; and (c) administrative expenses. Allocations of administrative expenses are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately 100% vested in participant and Company matching contributions.
Investments
Each participant may direct the investment of all of their contributions into various investment options offered by the Plan.
Payment of Benefits
Upon termination of employment, participants receive their account balances as soon as practicable. Terminated participants who have an account balance in excess of $1,000 may elect to leave account balances in the Plan and withdraw it at any time up to age 70-1/2. A ten percent tax is imposed by the

Code, in addition to the regular income tax, on a participant for certain withdrawals, other than rollovers made before the Plan participant reaches 59-1/2 years of age.
Notes Receivable from Participants
The Plan provides that participants may apply for a loan collateralized by their account. To be eligible, a participant must be a current employee and must not have another loan outstanding from their account. The maximum amount of any loan to an individual is the lesser of: (a) $50,000 reduced by the highest outstanding loan balance in the last 12 months or (b) one-half of the current value of the vested balance of the participant's account in the Plan. The minimum loan amount is $1,000. Interest is charged at one percent above the prime rate. Once determined, the interest rate is fixed for the duration of the loan.
Repayment periods generally range from one to five years, with a ten-year maximum repayment period for loans used in connection with the purchase of a principal residence. Loan repayments are made through payroll deductions with principal and interest being credited to the participant's account. Repayment of the entire balance is permitted at any time.

2.	New Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued a standard requiring additional disclosures for transfers in and out of Level 1 and Level 2 fair value measurements, as well as requiring fair value measurement disclosures for each class of assets and liabilities in addition to providing disclosures about the valuation techniques and inputs used to measure both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. In addition, these provisions require the Plan to present separately, information on all purchases, sales, issuances and settlements of financial instruments valued using significant unobservable inputs (Level 3) in the reconciliation for fair value measurements. The new disclosures and clarifications of existing disclosures were effective for the Plan in its fiscal year beginning January 1, 2010. Required disclosures about purchases, sales, issuances, and settlements in the rollforward activity in Level 3 fair value measurements were effective for the Plan in its fiscal year beginning January 1, 2011. The Plan has adopted these provisions and there was no material impact on the financial statements.

In September 2010 the FASB issued a standard requiring that participant loans be classified as notes receivable from participants rather than plan investments for plan years ending after December 15, 2010. The Plan has adopted this reclassification and there was no material impact on the financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles ("GAAP") and International Financial Reporting Standards ("IFRS"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

3.	Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan offers a number of investment options including the Avon Common Stock Fund, which invests in the common stock of Avon Products, Inc., and a variety of pooled investment funds, some of which are registered investment companies. The Plan's investment options provide exposure to U.S. equities, international equities, futures, fixed income securities, stable value investments and derivative contracts. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonable to expect that changes in the values of investment securities will occur and that such changes could materially affect participant account balances.
The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Avon Common Stock Fund, which invests in the common stock of Avon Products, Inc.
Valuation of Investments
The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurement. Investments in mutual funds are valued at quoted market prices. The Avon Common Stock Fund is unitized and is valued at the net asset value as determined by the custodian on the last day of the Plan year. The majority of the Avon Common Stock Fund consists of common stock which is valued based on quoted market prices. The remainder of the Avon Common Stock Fund consists of a money market fund which is valued at amortized cost, which approximates fair value. Common/collective trusts are stated at fair value based on net asset value as determined by the investment manager on the last day of the Plan year. The net depreciation or appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan in 2011.
Purchases and sales of securities are recorded on the trade date and gains or losses on disposition are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded when earned.
Investment Contracts
The Plan entered into benefit-responsive investment contracts, such as synthetic guarantee investment contracts (“wrapper”), through the Stable Value Fund (the “Fund”) with various third parties. A synthetic guarantee investment contract provides for a fixed return on principal over a specified period of time (e.g. monthly crediting rate), through fully benefit-responsive wrapper contracts issued by third parties, which are backed by underlying assets owned by the Plan, principally the JPMorgan Intermediate Bond Fund. The wrapper value provided by third parties represents the amount by which the value of the investment contracts is greater than the value of the underlying assets.
The contract value, as reported to the Plan by various third parties, represents contributions made to the investment, plus earnings, less participant withdrawals and administrative expenses. The contracts permit up to 20% of the Fund to be redeemed in a given year for Plan sponsor initiated events. The wrapper issuers are contractually obligated to repay principal and a specified interest rate that is guaranteed by the Plan. There are no events known to the Plan Administrator which are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.
The wrapper contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances, including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager or failure by these same parties to meet material obligations under the contracts, or other similar type of events.
The crediting rate is reset each calendar quarter based on data as of the last business day of the month prior to the end of the quarter, but not less than zero.
The tables below represent investment contracts as of December 31, 2011 and 2010:

	As of December 31, 2011
	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
(in thousands of dollars)

JPMorgan Intermediate Bond Fund		$99,360	$—	$99,360
JPMorgan Liquidity Fund		6,050	—	6,050
Wrapper -- IXIS Capital Markets	A+	—	14	14
Wrapper -- State Street Bank	AA-	8	6	14
Wrapper -- Aegon	AA-	8	6	14
Totals		$105,426	$26	$105,452

	As of December 31, 2010
	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
(in thousands of dollars)

JPMorgan Intermediate Bond Fund		$99,066	$—	$99,066
JPMorgan Liquidity Fund		2,257	—	2,257
Wrapper -- IXIS Capital Markets	A+	—	854	854
Wrapper -- State Street Bank	AA-	—	854	854
Wrapper -- Aegon	AA-	—	854	854
Totals		$101,323	$2,562	$103,885

The average yield based on actual earnings (which may differ from the interest rate credited to participants) was 2.14 percent and 3.29 percent at December 31, 2011 and 2010, respectively. The average yield based on the actual interest rate credited to participants was 1.90 percent and 2.01 percent at December 31, 2011 and 2010, respectively.
Benefit Payments
Benefit payments are recorded when paid.
Administrative Costs
Administrative expenses, including Trustee fees, recordkeeping expenses and audit fees, are paid by the Plan. Certain other administrative fees are paid by Avon. Each fund bears its own applicable expenses for investment management fees.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Subsequent Events
The Plan was amended on March 28, 2012, for further details refer to Note 1, Summary of Plan. The Plan has evaluated subsequent events through June 28, 2012, the date the financial statements were available to be issued.

4.	Investments

The following investments represent five percent or more of the Plan's net assets at December 31, 2011 and 2010:

(in thousands of dollars)	2011	2010

JPMorgan Fleming Stable Value Fund	$105,452	$103,885
Avon Common Stock	84,374	148,327
Northern Trust S&P 500 Index	44,792	47,310
PIMCO Total Return Fund	40,824	44,880
American Century Growth Fund	37,883	42,050
Columbia Acorn International Fund	30,974	34,551
American Funds European Growth	25,578	32,385

During the year ended December 31, 2011, the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in value as follows:

(in thousands of dollars)	2011

Avon Common Stock	$(56,118)
Mutual funds	(13,593)
Common/collective trusts	1,039
Net depreciation in fair value of investments	$(68,672)

Assets Measured at Fair Value
The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.
Level 3 - Unobservable inputs based on the Plan Administrator's assumptions.
The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The valuation methodologies described in Note 3 were used for assets measured at fair value.

The following tables present the fair value hierarchy for those assets measured at fair value on a recurring basis at December 31, 2011 and 2010:

(in thousands of dollars)	As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Avon Common Stock	$—	$84,374	$—	$84,374
Money Market Fund	—	223	—	223
Northern Trust S&P 500 Index	—	44,792	—	44,792
JPMorgan Fleming Stable Value Fund	—	105,426	—	105,426
Mutual funds
Growth Funds	113,694	—	—	113,694
Core funds	18,539	—	—	18,539
Value Funds	14,175	—	—	14,175
Fixed Income Funds	40,824	—	—	40,824
Target Date Funds	41,566	—	—	41,566
Totals	$228,798	$234,815	$—	$463,613

(in thousands of dollars)	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Avon Common Stock	$—	$148,327	$—	$148,327
Money Market Fund	—	760	—	760
Northern Trust S&P 500 Index	—	47,310	—	47,310
JPMorgan Fleming Stable Value Fund	—	101,323	—	101,323
Mutual funds
Growth Funds	126,821	—	—	126,821
Core funds	17,954	—	—	17,954
Value Funds	14,078	—	—	14,078
Fixed Income Funds	44,880	—	—	44,880
Target Date Funds	36,775	—	—	36,775
Totals	$240,508	$297,720	$—	$538,228

5.	Investments in Certain Entities that Calculate Net Asset Value per Share

The following table presents the Plan's investments with a reported Net Asset Value ("NAV") at December 31, 2011:

	As of December 31, 2011
	Fair Value	Unfunded Commitment	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

(in thousands of dollars)

JPMorgan Intermediate Bond Fund	$99,360	$—	Daily	1 Day
JPMorgan Liquidity Fund	6,050	—	Daily	1 Day
Northern Trust S&P 500 Index	44,792	—	Daily	1 Day
Totals	$150,202	$—

	As of December 31, 2010
	Fair Value	Unfunded Commitment	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

(in thousands of dollars)

JPMorgan Intermediate Bond Fund	$99,065	$—	Daily	1 Day
JPMorgan Liquidity Fund	2,258	—	Daily	1 Day
Northern Trust S&P 500 Index	47,310	—	Daily	1 Day
Totals	$148,633	$—

JPMorgan Intermediate Bond Fund:
The objective of each individual fund is to earn a return that is consistent with its particular investment objectives and guidelines and risk parameters through investments.

JPMorgan Liquidity Fund:
The objective of this fund is to provide liquidity and meet short-term cash needs. Cash equivalent funds are used to provide diversification and preserve principal. The underlying holdings in the cash funds are investment grade money market instruments including commercial paper, certificates of deposit, U.S. Treasury bills and other types of investment grade short-term debt securities. The cash funds are valued each business day and provide daily liquidity.

Northern Trust S&P 500 Index:
The primary objective of this fund is to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large cap segment of the U.S. equity market. To achieve its objective, the fund employs a replication technique which generally seeks to hold each index constituent in its proportional index weight. The fund may make limited use of futures and/or options for the purpose of maintaining equity exposure. This fund may not participate in securities lending.

6.	Nonparticipant-directed Investments

At December 31, 2011 and 2010, there were no net assets available for benefits relating to nonparticipant-directed investments. During the year ended December 31, 2011, employer contributions of $6,729 thousand were made into nonparticipant-directed investments and were subsequently transferred to participant-directed investments.

7.	Plan Termination

Avon intends to continue the Plan indefinitely, but reserves the right to amend, suspend, or discontinue the Plan in whole, or in part (including reducing or eliminating the Avon matching contributions), at any time. Upon termination of the Plan, a participant would receive the full value of his or her share in the funds, including all employer contributions.
The operation of the Plan, including the obligation of the employer to make matching contributions, is expressly conditioned upon continued qualification of the Plan and any amendments under the Code, the continued deductibility under Section 404 of the Code of the employer's contributions and upon continued exemption of the trust under Section 501(a) of the Code.

8.	Tax Status

The Plan obtained its latest determination letter on March 12, 2012, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The required Fourth Amendment, generally retroactive to January 1, 2008, was adopted on March 28, 2012. The determination letter expires on January 31, 2013. The Plan Administrator and the Plan's tax counsel believe to the best of their knowledge, that the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9.	Related Party Transactions

Certain Plan assets are invested in shares of mutual funds that are managed by JPMorgan Chase Bank, the trustee of the Plan as defined by the Plan and therefore, those transactions qualify as party-in-interest transactions. The Plan invests in Avon common stock which is exempt from the party-in-interest transaction prohibition of ERISA. Notes receivable from participants are also considered party-in-interest transactions.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets at December 31, 2011 and 2010 and the net decrease in net assets available for benefits for the year ended December 31, 2011 per the financial statements to Form 5500:

(in thousands of dollars)	2011	2010

Net assets available for benefits at contract value per
the financial statements	$471,167	$549,217

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(26)	(2,562)

Net assets per Form 5500	$471,141	$546,655

Net decrease in net assets available for benefits per
the financial statements	$(78,050)

Adjustment of investment contracts to fair value	2,536

Net loss per Form 5500	$(75,514)

Avon Personal Savings Account Plan                            EIN 13-0544597
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)            Plan# 003
December 31, 2010

(a)	(b) Identity of issuer, borrower,	(c) Description	(d) Cost	(e) Current
	lessor, or similar party	of investment		value

*	Avon Common Stock	Common stock	**	$84,374,706
	Money Market Fund	Money Market	**	222,667
	Total Avon Common Stock Fund			84,597,373

	American Century Growth Fund	Mutual funds	**	37,883,215
	American Funds European Growth Fund	Mutual funds	**	25,577,608
	Columbia Acorn International Fund	Mutual funds	**	30,974,005
	Neuberger & Berman Socially
	Responsive Trust	Mutual funds	**	6,553,787
	PIMCO Total Return Fund	Mutual funds	**	40,824,309
	T. Rowe Price Equity Income Fund	Mutual funds	**	14,174,741
	T. Rowe Price Mid-Cap Fund	Mutual funds	**	19,258,752
	Vanguard Target Retirement Income Fund	Mutual funds	**	3,568,977
	Vanguard Target Retirement Fund 2005	Mutual funds	**	1,057,919
	Vanguard Target Retirement Fund 2010	Mutual funds	**	3,143,360
	Vanguard Target Retirement Fund 2015	Mutual funds	**	5,867,525
	Vanguard Target Retirement Fund 2020	Mutual funds	**	7,928,303
	Vanguard Target Retirement Fund 2025	Mutual funds	**	4,149,377
	Vanguard Target Retirement Fund 2030	Mutual funds	**	6,321,869
	Vanguard Target Retirement Fund 2035	Mutual funds	**	2,645,976
	Vanguard Target Retirement Fund 2040	Mutual funds	**	4,049,008
	Vanguard Target Retirement Fund 2045	Mutual funds	**	1,934,928
	Vanguard Target Retirement Fund 2050	Mutual funds	**	898,965
*	JPMorgan Small Cap Equity	Mutual funds		11,985,070
	Total mutual funds			228,797,694

*	JPMorgan Intermediate Bond Fund	Common/collective trust	**	99,360,280
*	JPMorgan Liquidity Fund	Common/collective trust	**	6,049,354
	Aegon	Wrapper contract	**	8,147
	State Street Bank	Wrapper contract	**	8,135
	Total JPMorgan Fleming Stable Value Fund			105,425,916

	Northern Trust S&P 500 Index	Common/collective trust	**	44,791,745

*	Notes receivable from participants	Interest rates ranging from 4.25%
		to 10.5% with maturity dates from
		periods after December 31, 2011
		to December 9, 2021	—	7,528,298
	Total			$471,141,026

*Party-in-interest as defined by ERISA.
**Cost information is not required for participant-directed funds.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, trustees (or other persons who administer the Avon Personal Savings Account Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avon Personal Savings Account Plan

(Name of Plan)

Date: June 28, 2012		/s/ Richard J. Valone
Richard J. Valone
Vice President & Treasurer